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As filed with the United States Securities and Exchange Commission December 18, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Reliant Energy, Inc.
(Name of Subject Company (Issuer))

Reliant Energy, Inc.
(Name of Filing Person—(Offeror))

5.00% Convertible Senior Subordinated Notes due 2010
(Title of Class of Securities)

75952B AC 9 and 75952B AD 7
(CUSIP Numbers of Class of Securities)

Michael L. Jines, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Reliant Energy, Inc.
1000 Main Street
Houston, Texas 77002
(713) 497-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
 Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$422,001,434	$45,155

(1)
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the tender of all of our outstanding 5.00% Convertible Senior Subordinated Notes due 2010 in exchange for shares of our common stock. If all of the notes are validly tendered and not withdrawn, we will pay to the holders thereof an aggregate of $41,250,000 in cash, which includes accrued and unpaid interest on the Notes up to, but not including, the exchange date of $4,812,500 and issue to the holders thereof an aggregate of 28,822,970 shares of our common stock having an aggregate market value of $380,751,434 (based on the average of the high and low trading prices of our common stock on the New York Stock Exchange on November 20, 2006).

(2)
Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 22, 2006, and Amendment No. 1 thereto filed on December 11, 2006 (the "Schedule TO") by Reliant Energy, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Securities Act"), in connection with its offer to pay a cash premium of $150.00, which includes accrued and unpaid interest up to, but not including, the exchange date, for each $1,000 principal amount of the Company's 5.00% Convertible Senior Subordinated Notes due 2010 (the "Notes") that is validly tendered in exchange for shares of its common stock, par value $.001 per share.

        This offer is made on the terms and subject to the conditions described in the offering circular, dated November 22, 2006, as amended and supplemented hereby and as may be further amended and supplemented from time to time (the "Offering Circular") and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"), which are incorporated herein by reference. Copies of the Offering Circular and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (99)(a)(1)(i) and (99)(a)(1)(ii), respectively. Capitalized terms have the same meanings as in the Schedule TO and the Offering Circular.

        The information in the Offering Circular and the Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

  Items 1 and 4.

        Item 1. Summary Term Sheet and Item 4. Terms of the Transaction, each of which incorporate by reference the information contained in the Offering Circular that was filed as Exhibit (99)(a)(1)(i) to the Schedule TO, are hereby amended as follows:

1.
The second sentence under "Conditions to the Offer" of the section entitled "SUMMARY OF THE OFFER" on page 3 of the Offering Circular was amended by deleting the words "in our reasonable discretion" from the following sentence:

    "The Offer is, however, subject to certain other conditions that must be satisfied, including the Price Conditions, by the Expiration Date or waived by us and we reserve the right to terminate the Offer in our reasonable discretion and not accept any Notes validly tendered in exchange pursuant to the Offer."

The sentence now reads:

    "The Offer is, however, subject to certain other conditions that must be satisfied, including the Price Conditions, by the Expiration Date or waived by us and we reserve the right to terminate the Offer and not accept any Notes validly tendered in exchange pursuant to the Offer, if any of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" are not satisfied.

2.
The first sentence under "Termination of the Offer" of the section entitled "SUMMARY OF THE OFFER" on page 3 of the Offering Circular was amended by deleting the words "in our reasonable discretion, at any time" from the following sentence:

    "We expressly reserve the right to terminate the Offer, in our reasonable discretion, at any time prior to the completion of the Offer."

The sentence now reads:

    "We expressly reserve the right to terminate the Offer, if any of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" are not satisfied prior to the completion of the Offer."

3.
The answer to the question entitled "Does the Company have the current authority to issue the common stock?" on page 6 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by adding the words "because at least one of the

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  conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied" to the following sentence:

    "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us, we intend to issue shares of our common stock for validly tendered and not validly withdrawn Notes promptly following the expiration of the Offer."

The sentence now reads:

    "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied, we intend to issue shares of our common stock for validly tendered and not validly withdrawn Notes promptly following the expiration of the Offer."

4.
The answer to the question entitled "How will the Company pay the Additional Exchange Consideration, which includes accrued and unpaid interest?" on page 7 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by adding the words "because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied" to the following sentence:

    "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us, we expect to pay the Additional Exchange Consideration, which includes accrued and unpaid interest, on validly tendered Notes on the second business day after the Expiration Date."

The sentence now reads:

    "Provided that the conditions described under the section of this Offering Circular entitled "The Offer—Conditions to the Offer" have been satisfied by the Expiration Date or waived by us, and unless the Offer has been terminated by us, because at least one of the conditions described in the section of this Offering Circular entitled "THE OFFER—Conditions to the Offer" was not satisfied, we expect to pay the Additional Exchange Consideration, which includes accrued and unpaid interest, on validly tendered Notes on the second business day after the Expiration Date."

5.
The answer to the question entitled "Are there any material conditions to the Offer?" on page 7 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by deleting the following sentence:

    "However, even if all of these conditions are satisfied, we reserve the right to terminate the Offer in our reasonable discretion and not accept any validly tendered Notes."

6.
The second sentence of the third paragraph under "Terms of the Offer" under the section entitled "THE OFFER" on page 19 of the Offering Circular was amended by replacing the word "can" with the words "reserve the right, in our reasonable discretion, to" from the following sentence:

    "In addition, we can waive any condition to the Offer and accept any Notes tendered for exchange and payment."

The sentence now reads:

    "In addition, we reserve the right, in our reasonable discretion, to waive any condition to the Offer and accept any Notes tendered for exchange and payment."

7.
The third sentence of the third paragraph under "Terms of the Offer" under the section entitled "THE OFFER" on page 19 of the Offering Circular was amended by deleting the words "at any time... in our

3

  reasonable discretion and to not accept for exchange any Notes tendered for exchange pursuant to the Offer for... reasons" from the following sentence:

    "Furthermore, we reserve the right to terminate at any time the Offer in our reasonable discretion and to not accept for exchange any Notes tendered for exchange pursuant to the Offer for any of the reasons set forth below under "—Conditions to the Offer.""

The sentence now reads:

    "Furthermore, we reserve the right to terminate the Offer, if any of the conditions set forth below under "—Conditions to the Offer" are not satisfied.

8.
The third bullet point of "Expiration Dates; Extensions; Waiver; Termination; Amendment" under the section entitled "THE OFFER" on page 20 of the Offering Circular was amended by deleting the words "whether or not... have been satisfied" from the following bullet:

  •
  "to terminate the Offer, whether or not any of the conditions set forth below under "—Conditions to the Offer" have been satisfied; and"

The third bullet point now reads:

  •
  "to terminate the Offer, if any of the conditions set forth below under "—Conditions to the Offer" is not satisfied; and"

4

SIGNATURE

        After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RELIANT ENERGY, INC.
By:	/s/ Michael L. Jines
Name:	Michael L. Jines
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: December 18, 2006

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EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offering Circular dated November 22, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*
(a)(1)(iv)	Form of Letter to Clients.*
(a)(1)(v)	Press Release Regarding Offer dated November 22, 2006.*
(b)	None.
(d)(i)
Registration Rights Agreement relating to 5.00% Convertible Senior Subordinated Notes due 2010 among Reliant Resources, Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Banc of America Securities LLC, dated as of June 24, 2003 (Incorporated by reference to Exhibit 4.7 to Reliant Energy, Inc.'s Registration Statement on Form S-3, File No. 333-107295, filed on July 24, 2003).*
(d)(ii)
Indenture relating to 5.00% Convertible Senior Subordinated Notes due 2010 between Reliant Resources, Inc. and Wilmington Trust Company, as Trustee, dated as of June 24, 2003 (Incorporated by reference to Exhibit 4.5 to Reliant Energy, Inc.'s Registration Statement on Form S-3, File No. 333-107295, filed on July 24, 2003).*
(g)	None.
(h)	None.

*
Previously filed.

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EXHIBIT INDEX